Exhibit 21.1
Fidelity National Information Services, Inc.
A Georgia corporation
List of subsidiaries
As of 12/31/2006
6 subsidiaries

Company	Incorporation

Certegy Check Services, Inc.	Delaware

Fidelity Information Services, Inc.	Arkansas

Fidelity National Card Services, Inc.	Florida

InterCept, Inc.	Georgia

Investment Property Exchange Services, Inc.	California

LSI Title Company	California